SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                           FORM 10-C


        REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                 INTERDEALER QUOTATION SYSTEM

         Filed pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 and Rule 13a-7
                      or 15d-17 thereunder


                                CAMELOT CORPORATION
             (Exact Name of issuer as specified in charter)


                     Camelot  Place,  17770  Preston
                      Road, Dallas, Texas  75252
                (Address of principal executive office)

Issuer's telephone number, including area code:   (972) 733-3005

I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

      Indicate any change (increase or decrease) of 5% or more on the number of shares outstanding:

     1.   Title of security   Common Stock

       2.    Number  of  shares  outstanding  before  the  change
                              25,404,029

       3.     Number  of  shares  outstanding  after  the  change
                              42,722,470

     4.   Effective date of change   Last date of issuance June 20, 1997

     5.   Method of change:
                Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

            Conversions of Preferred Stock into common stock

       Give brief description of transaction: Preferred stock previously issued had the right and has since started to convert into common stock of the Issuer.

II.  CHANGE IN NAME OF ISSUER

     1.   Name prior to change

     2.   Name after change

     3.   Effective date of charter amendment changing name

     4.   Date of shareholder approval of change  if required



                                        CAMELOT CORPORATION


Date: 06/24/97              By:   /s/Jeanette P.Fitzgerald
                                 Officer's signature and title
                                 Jeanette P. Fitzgerald
                                 Vice President